                                                                      EXHIBIT 17
                              Essel W. Bailey, Jr.
                           315 East Eisenhower Parkway
                                    Suite 212
                               Ann Arbor, MI 48108
                               esselbaile@aol.com

March 25, 2002

James Eden, Chairman
Omega Worldwide, Inc.
C/o Eden & Associates
3395 N. Pines Way, Suite 102
Wilson, WY  83014

         Re: Differences as contemplated by item (g) of Schedule 14A of the Proxy Rules

Dear Jim:

I believe that in leaving the Board of an enterprise which I established I need to state my reasons.

Since the fall of 2000, I have consistently objected to and disagreed with decisions of the Board, which I believe have:

     1. failed to protect the interests of shareholders, via-a-vis certain management personnel;

     2. permitted financial conflicts of interests detrimental to the Company to continue;

     3. permitted inaccurate or misleading accounting information to be recorded in the Company's books and records; and

     4. failed to manage and maintain the relationships with our partners and stakeholders in the United Kingdom and Australia, such that the value of our investments in each has been decreased.

More recently, the merger negotiations to buy Principal in a very accretive transaction were abandoned, even though the share price at current market was less than a recent indicative offer to purchase. Based upon my review of the model prepared by the Company's financial advisors, as well as the independent offer of [_____], one must question whether the Board decisions were motivated by the best interest of shareholders.

As a significant shareholder, I will continue to monitor the actions of the Company in hopes of improved management but reserve the right to take other action.

Very truly,

/s/ Essel W. Bailey, Jr.


Essel W. Bailey, Jr.

/let
cc:  E. Schneidman